October 7, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief Office of Natural Resources

Re:     Neenah Paper, Inc. Form 10-K for Fiscal Year Ended December 31, 2014, Filed February 27, 2015, Definitive Proxy Statement on Schedule 14A Filed April 7, 2015 (File No. 001-32240)

Dear Ms. Nguyen:

This letter is in response to the comments in the letter dated September 23, 2015 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for Fiscal Year Ended December 31, 2014, Filed February 27, 2015 and Definitive Proxy Statement on Schedule 14A Filed April 7, 2015 (File No. 001-32240).  We have included the comments from your letter followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2014

Audited Financial Statements

Note 13. Business Segment and Geographic Information, page F-41

1.              We note that you do not disclose revenue attributable to your products or groups of similar products pursuant to FASB ASC 280-10-50-40, although you do present revenue attributable to certain of your end markets as part of your August 12, 2015 investor presentation (i.e., slides 6 and 12), located on your website. Each of these end markets appears to be a group of similar products for the purpose of revenue disclosure. Please disclose the revenue attributable to your end markets to comply with FASB ASC 280-10-50-40.

Response: In all future Annual Reports on Form 10-K, we will modify our segment footnote to include the following disclosures:

Note 13. Business Segment and Geographic Information

The Company reports its operations in two primary segments: Technical Products and Fine Paper and Packaging. In addition, the Company reports in the Other segment results for the non-premium Index, Tag and Vellum Bristol product lines acquired as part of the purchase of the Wausau brands.

Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources. Transactions between segments are eliminated in consolidation. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. General corporate expenses that do not directly support the operations of the business segments are shown as Unallocated corporate costs. The accounting policies of the reportable operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.”

The technical products business is an international producer of transportation, water and other filter media (“Filtration”), durable, saturated and coated substrates for industrial products backings (“Backings”) and a variety of other end markets (“Specialty”).  The following table presents sales by product category for the technical products business:

	For the Year ended December 31,
	2015		2014	2013
Filtration	XXX	%	42%	39%
Backings	XXX		29	32
Specialty	XXX		29	29
Total	100%		100%	100%

The fine paper and packaging business is a leading supplier of premium printing and other high end specialty papers (“Graphic Imaging”), premium packaging (“Packaging”) and specialty office papers (“Filing/Office”) primarily in North America.  The following table presents sales by product category for the fine paper and packaging business:

	For the Year ended December 31,
	2015		2014	2013
Graphic Imaging	XXX	%	91%	92%
Packaging	XXX		9	8
Filing/Office	XXX		—	—
Total	100%		100%	100%

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

2.              Please expand your discussion of the compensation you awarded to your named executive officers to address the significant changes to your compensation program for the fiscal year ended December 31, 2014.  For example, explain why you lowered the threshold, target and outstanding levels associated with the return on capital component of your performance share unit awards in fiscal year 2014.  Refer to Item 402(b) of Regulation S-K.  If you do not believe that such enhanced disclosure is required, please provide us with a detailed analysis as to why.

Response: In all future Definitive Proxy Statements on Schedule 14A we will expand our discussion to include any significant changes to our executive compensation performance targets to more fully comply with Item 402(b) of Regulation S-K.  The following example presents our proposed enhanced disclosures:

The target number of performance share units to be awarded to each named executive officer in 2014 was determined by dividing the value of the portion of the LTCP award to be awarded as performance share units (determined by the Compensation Committee as described above) using fair market value of the stock price as of the date of grant, and then rounded to the nearest ten shares. The target number of 2014 performance share units are increased or decreased (to between 40% to 200% of the target number) prior to being converted to actual shares after a two year holding period. After the end of the performance period, the adjustment of the target number of shares will be calculated based on the Company’s achievement of performance goals relative to the following equally weighted criteria: year over year growth in sales (constant currency), year over year growth in return on invested capital (“ROIC”) (constant currency), free cash flow as a percentage of Net Sales and relative total shareholder return (“Relative TSR”). The Relative TSR (including dividend yield) is compared against the Russell 2000 Value Index.

The Company’s long-term compensation metrics are aligned with its strategic priorities to expand in high-value core and new categories that are profitable and defensible and to invest for profitable top and bottom line growth while achieving ROIC that equals or exceeds the Company’s cost of capital.   By the beginning of 2014, ROIC, which had grown significantly as the Company addressed under-performing areas, had increased to a point where it exceeded the Company’s long-term expected cost of capital and was the highest in its peer group. The Company believed that increasing ROIC each year is a challenging objective by itself and that future increases in ROIC at the prior targeted pace was no longer reasonable. Therefore, the Company lowered the threshold, target and outstanding levels associated with ROIC to a level that is still challenging, but more consistent with its top and bottom line growth objectives which will be fueled by both organic and acquisition growth initiatives.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)